FORM 4              U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert B. Gregor
     844 Oriole Lane
     Chaska, MN 55318

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     June, 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [X] Officer (give title)   Secretary
     [X] 10% Owner
     [ ] Other (specify)











TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
          OWNED

1. Title of Security

2. Transaction Date (Month/Day/Year)

3. Transaction Code

4. Securities Acquired (A) or  Disposed of (D)

          Amount
          (A) or (D)
          Price


5. Amount of Securities
   Beneficially Owned at
   End of Month             5,775      600    1,250      500   154,564

6. Ownership Form: Direct
   (D) or Indirect (I)        I        I        I        I         D

7. Nature of Indirect
   Beneficial Ownership     Wife       Son      Son    Daughter

TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security                   Debenture
                                             (Right to Convert)

2. Conversion or Exercise Price of
   Derivative Security                            $2.00

3. Transaction Date (Month/Date/Year)

4. Transaction Code                               J*

5. Number of Derivative Securities                25,000 A
   Acquired (A)or Disposed of (D)

6. Date Exercisable                               Immediately
   Expiration Date (Month/Date/Year)              6/30/06

7. Title of Underlying Securities                 Common Stock
   Amount of Underlying Securities                25,000

8. Price of Derivative Security                   *

9. Number of Derivative Securities
   Beneficially Owned at End of Month             187,689

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                     D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:

*Convertible debenture purchased on 6/30/99. Debenture convertible anytime at $2.00 per share.










Signature of Reporting Person:

/s/ Robert B. Gregor   7/8/99